Exhibit 99.1

Black Titan Corporation Announces Full Conversion of Its Outstanding Convertible Note

NEW YORK CITY, NY – September 2, 2026 – Black Titan Corporation (Nasdaq: BTTC) (“Black Titan” or the “Company”) today announced that the senior unsecured convertible note (the “Note”) issued to an institutional investor has been converted in full into an aggregate of 2,924,082 ordinary shares of the Company.

Background. The Note was issued on January 16, 2026 in an original principal amount of $1,515,000 (including $15,000 in fees), at a purchase price of $1,350,000, reflecting a 10% original issue discount to the principal of the Note. It was issued pursuant to a Securities Purchase Agreement between the Company and the institutional investor providing for senior, unsecured convertible notes of up to $200,000,000 in aggregate principal amount. The Company retained the option to issue additional notes at future closings through January 16, 2029. No additional notes have been issued under the Securities Purchase Agreement, which remains in effect through January 16, 2029.

Conversion and satisfaction. The holder converted the Note in a series of tranches between May 2026 and August 20, 2026, in accordance with the terms of the Securities Purchase Agreement. The final conversion satisfied the Note in full, and no principal, accrued interest, or other amounts remain outstanding.

“The Note has been fully converted and satisfied in accordance with its terms, and the Company has no remaining obligations under it,” said Brynner Chiam, Co-CEO of Black Titan.

About Black Titan Corp

Black Titan Corporation (NASDAQ: BTTC), through its subsidiary TalenTec Sdn Bhd, is a provider of human capital management (“HCM”) and enterprise resource planning (“ËRP”) solutions across Southeast Asia, distributing and supporting enterprise HCM and ERP and financial software platforms alongside related consulting, implementation, training, and continuing support services. The Company serves clients across financial institutions, manufacturing, utilities, higher education, and other sectors, and is expanding its regional presence to support growing demand for HCM and ERP solutions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments and dilution from future financings. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Brynner Chiam

Co-Chief Executive Officer

contact-us@blacktitancorp.com